Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Reports Net Earnings of $3 million

Kingsey Falls, Québec, November 3, 2005  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $3 million ($0.04 per share) for the quarter ended September 30, 2005 or net earnings of $2 million ($0.02 per share) when excluding specific items(1). This compares with net earnings of $27 million ($0.33 per share) or net earnings of $14 million ($0.17 per share) when excluding specific items(1) for the same period in 2004.

Financial highlights

Selected consolidated information (2)	Q3/2005	Q3/2004	Q2/2005
(in millions of Canadian dollars, except amount per share)

Sales from continuing operations	$874	$854	$901
Operating income (loss) from continuing operations	$(2)	$34	$29
Net earnings	$3	$27	$4
Basic net earnings per common share	$0.04	$0.33	$0.05
Cash flow from operations from continuing operations (1)	$36	$48	$38
per common share (1)	$0.44	$0.59	$0.47

Excluding specific items (1)
Operating income from continuing operations	$21	$38	$25
Net earnings	$2	$14	$4
Basic net earnings per common share	$0.02	$0.17	$0.05
Cash flow from operations from continuing operations (1)	$46	$48	$38
per common share (1)	$0.56	$0.59	$0.47

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Business highlights

•                  Cascades continues to generates positive cash-flow, despite a significant increase in energy, chemicals and transportation costs;

•                  Cascades’ North-American average quarterly $CA delivered recycled fiber costs reach their lowest level since Q4 2003;

•                  Continued rationalisation and streamlining of our cost structure with significant downsizing plans announced for both the Thunder Bay coated fine paper mill and Norampac’s Red Rock Kraft liner mill;

•                  Cascades completes refinancing of its $500 million revolving credit facility, allowing it to increase available amounts, while extending maturities and benefiting from better conditions and rates.; and

•                  Cascades named amongst Canada’s top 100 employers for the third consecutive year.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Recent results are quite encouraging as Cascades has managed to be cash-flow positive despite very challenging business conditions, characterized by increased foreign competition and lesser demand for certain of our products. In addition, as we are confronted with the continued appreciation of the Canadian dollar, increasing energy and chemical prices, market dynamics do not always allow for an immediate adjustment in selling prices.  Although, the combination of a weaker economy and a stronger currency may offer certain advantages in regards to recycled fiber such as more availability and lower prices, we remain firmly committed, with the help of our employees, to improve our cost structure and overall profitability. We continue to review all of our operations with particular emphasis on the Boxboard and Fine Papers groups and corrective measures are being implemented.”

Three-month period ended September 30, 2005

Sales increased 2% during the third quarter of 2005, amounting to $874 million compared with $854 million for the same period last year. The operating loss amounted to $2 million for the quarter and includes $20 million of closure, restructuring and impairment costs in regards to the Thunder Bay and Red Rock mills as well as a $3 million unrealized loss on financial commodity instruments. This amount compares to an operating income of $34 million achieved for the same period last year. Generally speaking, higher energy and chemical products prices experienced during the quarter were mitigated by a reduction in the cost of recycled fiber.

Nine-month period ended September 30, 2005

Net earnings for the nine-month period ended September 30, 2005 were $7 million ($0.09 per share) or $5 million when excluding certain specific items ($0.06 per share).  This compares with  net earnings of $18 million ($0.22 per share) or $14 million ($0.17 per share) excluding specific items for the corresponding period in 2004.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “ We are currently confronted with a high Canadian dollar and general business conditions are being weighed down by high energy costs, rising interest rates and increased foreign competition. Although market conditions may allow for certain price increases going forward, the seasonal decline in activity in most of our business segments is expected to impact our fourth quarter results. ”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on December 16, 2005 to shareholders of record at the close of business on December 2, 2005.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	Q3/2005	Q3/2004	Q2/2005

Net earnings (2)	3	27	4
Net earnings from assets held for sale	(2)	(2)	(1)
Share of results of significantly influenced companies	(1)	(1)	(1)
Provision (recovery) for income taxes	(2)	10	2
Loss on long-term debt refinancing	—	1	—
Foreign exchange loss (gain) on long-term debt	(21)	(20)	7
Realized gain on financial derivative instruments	—	—	(3)
Interest expense	21	19	21

Operating income (2)	(2)	34	29
Specific items :
Gain on disposal of assets	—	—	(7)
Impairment loss on property, plant and equipment	8	—	2
Closure and restructuring costs	12	—	—
Unrealized loss on derivative commodity instruments	3	4	1
	23	4	(4)

Operating income excluding specific items	21	38	25

Note 2 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the

Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (3)
(in millions of Canadian dollars, except amount per share)	Q3/2005	Q3/2004	Q2/2005	Q3/2005	Q3/2004	Q2/2005

As per GAAP	3	27	4	$0.04	$0.33	$0.05
Specific items :
Gain on disposal of assets	—	—	(7)	$—	$—	$(0.07)
Impairment loss on property, plant and equipment	8	—	2	$0.07	$—	$0.02
Closure and restructuring costs	12	—	—	$0.10	$—	$—
Unrealized loss on derivative financial commodity instruments	3	4	1	$0.02	$0.03	$0.01
Realized gain on financial derivative instruments	—	—	(3)	$—	$—	$(0.03)
Foreign exchange loss (gain) on long-term debt	(21)	(20)	7	$(0.21)	$(0.20)	$0.07
Loss on long-term debt refinancing	—	1	—	$—	$0.01	$—
Tax effect on specific items	(3)	2	—	$—	$—	$—
	(1)	(13)	—	$(0.02)	$(0.16)	$—

Excluding specific items	2	14	4	$0.02	$0.17	$0.05

Note 3 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q3/2005	Q3/2004	Q2/2005	Q3/2005	Q3/2004	Q2/2005

Cash flow provided by operating activities	42	74	23
Changes in non-cash working capital components	(6)	(26)	15
Cash flow from operations	36	48	38	$0.44	$0.59	$0.47
Specific items :
Closure and restructuring costs	10	—	—	$0.12	—	—

Excluding specific items	46	48	38	$0.56	$0.59	$0.47

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

30

For further information:	Source:

Mr. Stéphane Mailhot	Mr. Christian Dubé
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(819) 363-5161
stephane_mailhot@cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at September 30,	As at December 31,
	Note	2005	2004
	(unaudited)
Assets

Current assets
Cash and cash equivalents		37	30
Accounts receivable		556	527
Inventories		548	559
		1,141	1,116
Property, plant and equipment		1,597	1,700
Other assets	8	232	215
Goodwill		115	113
		3,085	3,144

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		40	47
Accounts payable and accrued liabilities		470	509
Current portion of long-term debt	9	5	58
		515	614
Long-term debt	9	1,276	1,168
Other liabilities	10	285	303
		2,076	2,085

Shareholders’ equity
Capital stock	13	264	265
Retained earnings		776	783
Cumulative translation adjustments		(31)	11
		1,009	1,059
		3,085	3,144

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
	Note	2005	2004	2005	2004
			(Note 2)		(Note 2)

Sales		874	854	2,618	2,448
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	12	731	698	2,182	2,028
Depreciation and amortization		44	40	132	118
Selling and administrative expenses		78	77	243	229
Impairment loss on property, plant and equipement	3	8	—	10	—
Closure and restructuring costs	4	12	—	12	—
Loss on derivative financial commodity instruments	5(a)	3	5	5	1
Unusual gains	7	—	—	(10)	(4)
		876	820	2,574	2,372
Operating income (loss) from continuing operations		(2)	34	44	76

Interest expense		21	19	62	58
Gain on derivative financial instruments	5(b)	—	—	(2)	—
Foreign exchange gain on long-term debt		(21)	(20)	(12)	(4)
Loss on long-term debt refinancing		—	1	—	1
		(2)	34	(4)	21
Provision (recovery) for income taxes		(2)	10	(2)	8
Share of results of significantly influenced companies		(1)	(1)	(3)	(2)
Net earnings from continuing operations		1	25	1	15
Net earnings from assets held for sale	2, 6(c)	2	2	6	3
Net earnings for the period		3	27	7	18
Basic and diluted net earnings from continuing operations per common share		$0.02	$0.31	$0.02	$0.19
Basic and diluted net earnings per common share		$0.04	$0.33	$0.09	$0.22
Weighted average number of common shares outstanding		81,050,628	81,745,222	81,238,285	81,737,904

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004

Balance - beginning of period	779	762	783	778
Net earnings for the period	3	27	7	18
Dividends on common shares	(3)	(3)	(10)	(10)
Excess of the common shares redemption price on their paid-up capital	(3)	(2)	(4)	(2)
Balance - end of period	776	784	776	784

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
	Note	2005	2004	2005	2004
			(Note 2)		(Note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		1	25	1	15
Adjustments for
Depreciation and amortization		44	40	132	118
Impairment loss on property, plant and equipement	3	8	—	10	—
Closure and restructuring costs	4	2	—	2	—
Unrealized loss on derivative financial commodity instruments	5(a)	3	4	5	3
Amortization of transitional deferred unrealized gain		—	—	—	(1)
Unusual gains	7	—	—	(10)	(4)
Foreign exchange gain on long-term debt		(21)	(20)	(12)	(4)
Loss on long-term debt refinancing		—	1	—	1
Future income taxes		—	(2)	(21)	(11)
Share of results of significantly influenced companies		(1)	(1)	(3)	(2)
Others		—	1	1	6
		36	48	105	121
Change in non-cash working capital components		6	26	(99)	(16)
		42	74	6	105
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(29)	(29)	(90)	(81)
Proceed from disposal of property, plant and equipment	7	—	—	19	—
Purchase of other assets		(7)	(5)	(11)	(8)
Business acquisitions, net of cash acquired	6(a)	—	(91)	(8)	(120)
Business disposals, net of cash disposed		—	—	—	14
		(36)	(125)	(90)	(195)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		(8)	(29)	(7)	(15)
Change in revolving credit facilities		20	107	166	157
Increase in other long-term debt		—	1	1	6
Payments of other long-term debt		(2)	(25)	(64)	(47)
Net proceeds from issuance of shares		—	—	—	1
Redemption of common shares	13	(4)	(3)	(6)	(3)
Dividends on common shares		(3)	(3)	(10)	(10)
		3	48	80	89
Change in cash and cash equivalents during the period from continuing operations		9	(3)	(4)	(1)
Change in cash and cash equivalents from assets held for sale, including the proceeds on disposal	2, 6(b)	—	—	14	—

Change in cash and cash equivalent during the period		9	(3)	10	(1)
Translation adjustments on cash and cash equivalents		(4)	(3)	(3)	(2)
Cash and cash equivalents - Beginning of period		32	30	30	27

Cash and cash equivalents - End of period		37	24	37	24

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Variable interest entities

The CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities”. The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this guideline on January 1, 2005 did not have any material impact on the financial position or results of operations of the Company.

NOTE 2 - ASSETS HELD FOR SALE

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2004 has been restated to reflect this change. As further described in note 6(c), the Company sold the distribution activities of its Tissue papers segment. Financial information relating to these assets held for sale is as follows:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004
Condensed balance sheet (1)
Current assets			105	126
Long-term assets			5	9
Current liabilities			27	29
Condensed statement of earnings
Sales	97	113	309	330
Depreciation and amortization	—	1	—	2
Operating income, including gain on disposal	3	3	10	6
Interest expense	1	1	2	2
Provision for income taxes	—	—	2	1
Net earnings, including gain on disposal, from assets held for sale	2	2	6	3
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$0.02	$0.07	$0.03
Condensed statement of cash flows
Cash flows from operating activities	7	(2)	14	(7)
Cash flows from investing activities	—	(1)	14	(1)
Cash flows from financing activities	(7)	3	(14)	8

(1) Comparative figures as at December 31, 2004 for the condensed balance sheet

NOTE 3 - IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

In the third quarter of 2005, a joint-venture recorded an impairment loss of $13 million ($8 million after-tax) related to some property, plant and equipment of its containerboard plant located in Red Rock, Ontario, which is part of the Packaging products segment. The Company’s share amounted to $6 million ($4 million after-tax). The joint venture decided to permanently shutdown the paper machine #1 at this facility in September 2005. Also, the Company has recorded an impairment loss of $2 million ($1 million after-tax) related to the property, plant and equipment of its Fine paper plant located in Thunder Bay, Ontario. The Company decided to permanently shutdown the paper machine #5 at this facility in November 2005.

In the second quarter of 2005, a joint-venture recorded an impairment loss of $4 million ($3 million after-tax) related to the property, plant and equipment of its corrugated products plant located in Buffalo, NY which is part of the Packaging products segment. The Company’s share amounted to $2 million ($1 million after-tax). The joint venture decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

NOTE 4 - CLOSURE AND RESTRUCTURING COSTS

During the third quarter of 2005, the Company and a joint-venture annouced the curtailment of some of their operations in Thunder Bay and Red Rock, Ontario. The Company and the joint-venture recorded closing costs in the amount of $9 million ($6 million after-tax). A joint venture also provided for additionnal provisions related to the relocation of two corrugated product plants in Montréal, Québec and Concord, Ontario for an amount of $6 million ($4 million after-tax), the Company share amounted to $3 million ($2 million after-tax).

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004

Balance at beginning of period	—	—	—	—

Additionnal provision	12	—	12	—
Non cash items	(2)	—	(2)	—
Severance payments	(2)	—	(2)	—
Other closure and restructuring costs payments	—	—	—	—

Balance at end of period	8	—	8	—

NOTE 5 - LOSS (GAIN) ON DERIVATIVE FINANCIAL INSTRUMENTS

(a)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004

Realized loss (gain) on derivatives financial commodity instruments	—	1	—	(1)
Unrealized loss on derivative financial commodity instruments	3	4	5	3
Amortization of transitional deferred unrealized gain under AcG-13	—	—	—	(1)
	3	5	5	1

(b) During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. During the second quarter, the Company has resiliated this swap agreement and as this instrument was not designated as a hedge, a gain of $2.3 million has been recorded.

NOTE 6 - BUSINESS ACQUISITION AND DISPOSAL

(a) On January 14, 2005, the Company acquired the assets of Dover Industries Limited, located in Canada, for a cash consideration of $8.5 million. This acquisitions has been accounted for using the purchase method and the accounts and results of operations of this entity have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Acquired company	Dover
Packaging
Business segment	products

Property, plant and equipment	3
Customer relationship and client lists	5
Total consideration paid	8

(b) During the second quarter of 2005, the Company made its final payment amounted to $57 million ($US46 million) with respect to the acquisition of Dopaco Inc. announced in August 2004, which resulted in an adjustment to goodwill amounting to $3 million (US$2 million).

(c) On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing, $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Tissue
Business segment	Papers

Accounts receivable	11
Inventories	7
Property, plant and equipment	4
Other assets	1
23
Accounts payable and accrued liabilities	(8)
15
Gain on disposal	1
Balance of sale price - other assets	(2)
Total consideration received	14

NOTE 7 - UNUSUAL GAINS

During the first quarter of 2005, a joint venture realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million was recorded by a joint venture. During the second quarter of 2005, the Company sold a warehouse of the corporate sector resulted in a gain of $11 million. A gain of $7 million has been recorded in earnings, before related income taxes of $1 million and the remaining portion of the gain has been deferred and will be amortized over the term of a 2 year lease agreement entered into with the buyer.

NOTE 8 - OTHER ASSETS

	September 30,	December 31,
	2005	2004

Investments in significantly influenced companies	77	74
Other investments	16	9
Deferred charges	41	38
Employee future benefits	56	52
Fair value of derivative financial instruments	—	8
Customer relationship and client lists	33	30
Other definite-life intangible assets	9	4
	232	215

NOTE 9 - LONG-TERM DEBT

	September 30,	December 31,
	2005	2004

7.25% unsecured senior notes	784	813
Revolving credit facility	299	159
Other debt from subsidiaries	24	76
Other debt from joint ventures	174	178
	1,281	1,226
Current portion	5	58
	1,276	1,168

NOTE 10 - OTHER LIABILITIES

	September 30,	December 31,
	2005	2004

Employee future benefits	82	84
Future income taxes	197	214
Deferred gain on disposal of a building	3	—
Unrealized gain on derivative financial instruments	3	5
	285	303

NOTE 11 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	As at September 30,	As at December 31,
	2005	2004

Consolidated balance sheets
Current assets	228	195
Long-term assets	457	480
Current liabilities	102	101
Long-term debt, net of current portion	173	169
Cash and cash equivalents	21	8
Total assets	686	674
Total debt (1)	183	198

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004
Consolidated statements of earnings
Sales	182	223	570	683
Depreciation and amortization	9	10	26	32
Operating income	15	21	49	54
Interest expense	4	3	10	10
Net earnings (loss)	(1)	16	19	32
Consolidated statements of cash flows
Operating activities	21	21	38	32
Investing activities	(7)	(25)	(17)	(49)
Financing activities	(7)	6	(8)	15
Additionnal information
Dividends received by the Company from joint ventures	—	4	16	19

(1) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 12 - ADDITIONAL INFORMATION

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2005	2004	2005	2004

(a) Cost of sales
Foreign exchange gain (loss)	—	(5)	1	(3)

(b) Employee future benefits expenses
Defined benefit pension plans	3	3	9	10
Other employee future benefit plans	2	2	6	6
Defined contribution pension plans	1	1	3	3

(c) Supplemental disclosure
Depreciation of property, plant and equipment	42	40	128	116
Amortization of other assets	2	1	4	2
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	33	27	75	68
Income taxes paid (received)	(2)	1	19	8

NOTE 13 - CAPITAL STOCK

As at September 30, 2005, the capital stock issued and outstanding consisted of 80,843,940 common shares (81,361,580 as at December 31, 2004). As at November 2, 2005, 80,826,640 common shares were issued and outstanding. As at September 30, 2005, 2,115,167 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

In 2005, in the normal course of business, the Company renewed its redemption program of a maximum of 4,068,707 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2005 to March 10, 2006. As of September 30, 2005, the Company redeemed 38,900 common shares under the previous redemption program for an amount of $0,5 million and 491,300 common shares under his current redemption program for an amount of $5 million.

NOTE 14 - SUBSEQUENT EVENTS

On October 11, 2005, a joint-venture which is part of the Packaging products segment acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc for an approximate consideration of $78 million, (the share of the Company is $39 million). The total purchase price has not yet been finalized by the joint venture.

On October 31, 2005, the Company announced the refinancing of its long-term revolving credit facility. This refinancing will reduce the Company interest margins and provide greater flexibility for its financial covenants. The actual facility is increased by $50 million to $550 million and will mature in 2010 for a tranche of $450 million and in 2012 for a tranche of $100 million.

Selected Segmented Information

(In million of Canadian dollars)

(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	167	179	522	538
Converting	183	132	532	363
Eliminations and others	(8)	6	(13)	21
	342	317	1,041	922
Containerboard (1)
Manufacturing	79	95	256	258
Converting	125	132	374	367
Eliminations and others	(44)	(56)	(139)	(145)
	160	171	491	480
Specialty products	127	130	388	380
Eliminations	(9)	(12)	(34)	(33)
	620	606	1,886	1,749
Tissue papers
Manufacturing and Converting	187	176	532	501
Distribution (2)	—	22	22	66
Eliminations	—	(10)	(9)	(26)
	187	188	545	541
Fine papers
Manufacturing	89	103	268	284
Distribution (2)	106	106	320	308
Eliminations	(16)	(17)	(49)	(49)
	179	192	539	543
Eliminations	(15)	(19)	(43)	(55)
Assets held for sale	(97)	(113)	(309)	(330)
Consolidated total	874	854	2,618	2,448

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income (loss)

Packaging products
Boxboard
Manufacturing	(1)	7	7	18
Converting	14	11	41	31
Others	2	3	(1)	8
	15	21	47	57
Containerboard (1)
Manufacturing	(14)	7	(5)	13
Converting	11	16	37	43
Others	2	—	7	3
	(1)	23	39	59

Specialty products	8	10	29	34
	22	54	115	150
Tissue papers
Manufacturing and Converting	27	20	74	56
Distribution (2)	—	1	2	2
	27	21	76	58
Fine papers
Manufacturing	(11)	—	(19)	(8)
Distribution (2)	3	2	8	6
	(8)	2	(11)	(2)
Corporate	4	1	6	(4)
Assets held for sale	(3)	(4)	(10)	(8)
Operating income before depreciation and amortization	42	74	176	194

Depreciation and amortization
Boxboard	(20)	(17)	(58)	(47)
Containerboard (1)	(8)	(10)	(27)	(28)
Specialty products	(5)	(5)	(17)	(16)
Tissue papers	(10)	(9)	(28)	(27)
Fine papers	(3)	(2)	(8)	(8)
Corporate and eliminations	2	2	6	6
Assets for sale	—	1	—	2
	(44)	(40)	(132)	(118)

Operating income (loss)	(2)	34	44	76

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	4	6	20
Converting	4	4	17	9
Others	—	2	2	3
	6	10	25	32
Containerboard (1)
Manufacturing	4	3	7	9
Converting	2	3	8	6
Others	—	—	4	2
	6	6	19	17
Specialty products	3	3	8	12
	15	19	52	61
Tissue papers
Manufacturing and Converting	12	6	29	10
Distribution (2)	—	1	—	1
	12	7	29	11
Fine papers
Manufacturing	2	2	7	6
Distribution (2)	—	—	—	—
	2	2	7	6
Corporate	—	1	2	3
Assets held for sale	—	—	—	—
Consolidated total	29	29	90	81

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
Common shares - Toronto Stock Exchange	2005	2004	2005	2004

High	$11.65	$14.36	$13.95	$14.53
Low	$8.05	$13.01	$8.05	$11.21
Volume	6,163,000	4,865,000	17,732,000	19,256,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	224	219	660	648
Containerboard (1)	178	186	541	546
Specialty products (paper only)	51	52	149	147
Converting (square feet)
Containerboard (1)	1,739	1,766	5,160	5,133
Tissue papers (s.t.)	111	102	314	302
Fine papers (s.t.)
Uncoated papers	30	37	89	109
Coated papers	38	42	115	113

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other cor

Net earnings (loss), which is a performance measure define by Canadian GAAP is reconciled below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Net earnings	3	27	7	18
Net earnings from assets held for sale	(2)	(2)	(6)	(3)
Share of results of significantly influenced companies	(1)	(1)	(3)	(2)
Provision (recovery) for income taxes	(2)	10	(2)	8
Loss on long-term debt refinancing	—	1	—	1
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)
Gain on derivative financial instruments	—	—	(2)	—
Interest expense	21	19	62	58

Operating income (loss) from continuing operations	(2)	34	44	76

Depreciation and amortization	44	40	132	118

Operating income before depreciation and amortization	42	74	176	194

HISTORICAL FINANCIAL INFORMATION (unaudited)

(In millions of Canadian dollars,	2003					2004					2005
unless other wise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total

Sales (1)	783	758	727	727	2,995	763	831	854	806	3,254	843	901	874	2,618

Operating income (loss) before depreciation and amortization
Packaging	44	46	50	34	174	45	51	54	28	178	51	42	22	115
Tissue Papers	18	17	20	18	73	18	19	21	18	76	21	28	27	76
Fine Papers	9	2	(2)	(3)	6	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(11)
Corporate activities	—	(1)	(2)	—	(3)	(3)	(2)	1	—	(4)	(4)	6	4	6
Assets held for sales	(4)	(4)	(3)	(2)	(13)	(3)	(1)	(4)	(1)	(9)	(5)	(2)	(3)	(10)
	67	60	63	47	237	54	66	74	44	238	61	73	42	176

Excluding specific items	67	60	63	47	237	49	65	78	58	250	59	69	65	193

Operating income from continuing operations	32	25	29	8	94	15	27	34	3	79	17	29	(2)	44
Excluding specific items	32	25	29	8	94	10	26	38	17	91	15	25	21	61

Net earnings (loss)	16	29	4	6	55	(6)	(3)	27	5	23	—	4	3	7
Excluding specific items	11	4	4	(3)	16	(5)	5	14	2	16	(1)	4	2	5

Net earnings (loss) per share (in dollars)

Basic	$0.19	$0.36	$0.04	$0.07	$0.66	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	$0.00	$0.05	$0.04	$0.09
Basic, excluding specific items	$0.13	$0.05	$0.04	$(0.03)	$0.19	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.02	$0.06

Cash flow from operations	42	42	36	38	158	31	42	49	36	158	31	38	36	105
Per share	$0.52	$0.52	$0.43	$0.46	$1.93	$0.38	$0.51	$0.60	$0.44	$1.93	$0.38	$0.47	$0.44	$1.29

Shipments - manufacturing (thousands short tons)
Packaging	449	445	450	423	1,767	442	442	457	429	1,770	439	458	453	1,350
Tissue Papers	90	95	94	89	368	96	104	102	97	399	99	104	111	314
Fine Papers	79	73	62	65	279	65	78	79	67	289	68	68	68	204
	618	613	606	577	2,414	603	624	638	593	2,458	606	630	632	1,868

Shipments - converting (in thousands)
Packaging
Boxboard (cartons)	574	603	566	2,659	4,402	2,664	2,864	3,514	4,946	13,988	4,762	5,351	5,163	15,276
Containerboard (square feet)	1,550	1,737	1,759	1,653	6,699	1,630	1,737	1,766	1,669	6,802	1,630	1,791	1,739	5,160
Tissue papers (short tons - included in manufacturing)	52	55	58	53	218	55	60	65	64	244	59	63	66	188

Benchmark prices (2)
Selling price - Manufacturing
Packaging ($US/short ton)					Average					Average				Average
Recycled boxboard - 20pt. Clay coated	625	657	665	665	653	648	685	695	715	686	715	715	715	715
Linerboard-unbleached kraft, 42 lb. Eastern US	428	425	418	412	421	412	462	500	500	468	500	490	448	479
Tissue papers (index 1999 = 1 000)	1,148	1,101	1,123	1,153	1,131	1,132	1,120	1,227	1,285	1,189	1,287	1,339	1,362	1,329
Fine papers ($US/short ton)
Uncoated fine paper-offset, 50 lb. Rolls	670	633	595	585	621	587	652	715	750	676	733	753	713	733
Coated fine paper-No. 3 grade, 60 lb rolls	780	815	805	782	795	768	765	827	870	808	870	920	913	901
Raw materials
Recycled paper ($US/short ton)
Old corrugated containers - US average	56	64	59	60	60	77	91	82	78	82	88	90	83	87
Sorted office paper - Eastern U.S.	136	108	98	97	110	108	118	138	125	122	116	93	89	99
Virgin Pulp ($US/metric ton)
Northern bleached softwood kraft - Eastern U.S.	507	580	550	575	553	600	660	670	630	640	670	653	625	649

$Can vs $U.S.	$0.66	$0.72	$0.72	$0.76	$0.71	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.83	$0.82
Natural gas - $US/MMBtu (Spot)	$6.58	$5.40	$4.97	$4.58	$5.38	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$8.49	$7.16

(1) Excluding assets held for sale

(2) Source : Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.